UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2012

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to _______________

Commission File No. 1-6479-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.

1301 Avenue of the Americas, 42nd Floor

New York, New York 10019

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	15

Signature	16

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm	17

1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets – Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2012 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ CohnReznick LLP

New York, New York

July 10, 2013

2

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011

Investments, at fair value	$60,335,348	$54,043,996
	60,335,348	54,043,996

Receivables:
Notes receivable from participants	594,536	740,168
Employer’s contributions	51,363	42,208
Participants’ contributions	45,429	35,768
	691,328	818,144
Net assets available for benefits at fair value	61,026,675	54,862,140
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(424,735)	(377,087)
Net assets available for benefits	$60,601,941	$54,485,053

See Notes to Financial Statements.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$3,509,709	$(2,881,965)
Dividend and interest income	1,813,347	1,475,467
Total investment income (loss)	5,323,056	(1,406,498)

Contributions:
Participants	1,859,107	2,270,134
Employer	2,303,880	2,214,004
Total contributions	4,162,987	4,484,138

Other additions	5,630	16,778

Total additions	9,491,673	3,094,418

Deductions from net assets attributable to:
Distributions to participants	3,369,197	3,330,820
Other charges	5,588	7,593
Total deductions	3,374,784	3,338,413

Net increase (decrease) in plan net assets available for benefits	6,116,888	(243,995)

Net assets available for benefits:
Beginning of year	54,485,053	54,729,048

End of year	$60,601,941	$54,485,053

See Notes to Financial Statements.

4

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 -	Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:

The Plan is a defined contribution plan covering substantially all full-time employees (that are not governed by the terms of a collective bargaining agreement, or are a Licensed Deck Officer, or other exclusions as defined in the Plan) of OSG Ship Management, Inc. (the “Company”) who have completed thirty days of service and are age twenty-one or older and enroll on the first day of the following month after thirty days employment. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended and restated as of January 1, 2009 to include certain additionally required legal changes necessary to comply with Internal Revenue Code Section 415, the Pension Protection Act of 2006, and other applicable legislation, and to make such other changes desired by the Company, including but not limited to, the availability of hardship distributions.

Contributions:

Participants may make basic pre-tax or post tax Roth contributions to the Plan of up to 35% of compensation, as defined. A participant’s total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations there under. Matching contributions are made by the Company as a percentage of the participant’s basic contributions and at the discretion of the Company. The Company also makes discretionary contributions equal to 4% of compensation, as defined.

Participant accounts:

Participants’ funds are kept in their own separate account and Company contribution accounts. Each participant’s account is credited with the participant’s contribution and the Company matching contribution, if any, is credited to the participant’s Company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant’s account in proportion to account balances, as defined.

5

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 -	Description of Plan (continued):

Forfeited accounts:

Forfeitures of terminated participant’s nonvested Company contribution accounts are used to reduce the Company’s future contributions. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $65,271 and $18,228, respectively. These accounts will be used to reduce future employer contributions. Also, in 2012, employer contributions were reduced by $40,000 from forfeited nonvested accounts.

Vesting:

Participants are vested in their matching contribution account and employer contribution account plus actual earnings thereon upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. Participants are immediately vested in their contributions plus actual earnings thereon.

Notes receivable from participants:

Any participant can request from the Plan up to two loans not to exceed the lesser of (i) one-half the combined total of the participant’s vested accounts, or (ii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant’s pre-tax account to a loan fund, which will be pledged as security for the loan.

Payment of benefits:

Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 1/2. The plan also provides that on or after the day a participant reaches the age of 59 1/2 an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Only one such withdrawal may be made in any Plan Year. As of February 5, 2013, Participants are no longer able to contribute to the Company Stock Fund. Only participants with prior balances may keep their monies in the Company Stock fund. Participants who were already in the fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 -	Description of Plan (concluded):

Company bankruptcy:

On November 14, 2012, the Company’s parent company, Overseas Shipholding Group, Inc. and 180 of its subsidiaries, including the Company, (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. These cases are being jointly administered under the caption In re Overseas Shipholding Group, Inc. et al., Case No. 12 – 20000. On November 15, 2012, the Bankruptcy Court authorized, but did not direct, the Company to continue to operate the Plan. The Company has continued to operate the Plan in a manner consistent with its operation prior to the Chapter 11 petition date.

Note 2 -	Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in the applicable accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective fund. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for fully benefit responsive investment contracts.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 -	Summary of Significant Accounting Policies (continued):

and commercial banks, which are carried at fair value. The Plan’s interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant’s account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock (which as of December 31, 2012 traded under the symbol “OSGIQ”) as well as interest accrued on the balance held in cash.

Net appreciation (depreciation) in fair value of investments:

Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

Fair Value Measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 -	Summary of Significant Accounting Policies (continued):

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

9

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 -	Summary of Significant Accounting Policies (continued):

Financial assets carried at fair value at December 31, 2012 and 2011 are classified in the tables below in one of the three categories described above:

Assets at fair value as of December 31, 2012

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$20,618,894	$-	$20,618,894
Balanced funds	13,660,467	-	13,660,467
International Stock funds	5,740,296	-	5,740,296
Short-Term Reserves	4,892,749	-	4,892,749
Fixed Income funds	7,194,647	-	7,194,647
Collective Investment fund	-	8,155,177	8,155,177
Company Stock Fund	-	73,118	73,118

Total investments at fair value	$52,107,053	$8,228,295	$60,335,348

Assets at fair value as of December 31, 2011

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$18,475,239	$-	$18,475,239
Balanced funds	11,822,884	-	11,822,884
International Stock funds	4,836,694	-	4,836,694
Short-Term Reserves	4,602,465	-	4,602,465
Fixed Income funds	5,754,578	-	5,754,578
Collective Investment fund	-	7,950,184	7,950,184
Company Stock Fund	-	601,952	601,952

Total investments at fair value	$45,491,860	$8,552,136	$54,043,996

Mutual Funds are designated as Level 1 investments (with quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities) and are valued at the net asset value of shares held by the Plan at year end. The Collective Investment and Company Stock Funds are designated as Level 2 instruments (based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.) and the valuations are based upon the underlying investments and contracts.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 -	Summary of Significant Accounting Policies (concluded):

Payment of benefits:

Benefits are recorded when paid.

Notes receivable from participants:

Participant loans are classified as receivables from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3 -	Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the “Trustee”) under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan’s net assets at either December 31, 2012 or 2011:

	2012	2011
Vanguard Retirement Savings Trust	$8,155,177	$7,950,184
PIMCO Total Return Fund	6,256,578	5,127,325
Vanguard 500 Index Fund	6,116,907	5,350,769
Vanguard Wellington Fund	5,565,264	5,321,014
Vanguard Prime Money Market Fund	4,892,749	4,602,465
Vanguard Windsor II Fund	3,220,760	2,874,304

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 -	Investments (continued):

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2012	2011
OSG Company Stock Fund	$(763,076)	$(1,022,365)
Goldman Sachs Mid Cap Value Fund	233,094	(121,017)
Perkins Small Cap Value Fund	44,329	(224,674)
Marisco Focus Investment Fund	(33,827)	(26,017)
MSIFT Midcap Growth Advisor	111,040	(231,445)
Oakmark Select Fund	40,008	7,963
PIMCO All Asset Fund	40,948	(19,068)
PIMCO Total Return Fund	168,401	6,514
Rainer Small/Mid Cap Value Fund	118,244	(20,280)
Vanguard 500 Index Fund	734,314	(9,291)
Vanguard Emerging Mkts-Stock Index Fund	219,170	(326,155)
Vanguard Explorer Fund	128,735	(18,987)
Vanguard International Growth Fund	384,485	(388,037)
Vanguard International Value Fund	220,682	(261,103)
Vanguard Mid-Cap Index Fund	188,593	(49,211)
Vanguard PRIMECAP Fund	140,070	(66,859)
Vanguard Target Retirement 2005 Fund	3,065	1,402
Vanguard Target Retirement 2015 Fund	84,606	(13,533)
Vanguard Target Retirement 2025 Fund	237,309	(38,076)
Vanguard Target Retirement 2035 Fund	261,385	(123,350)
Vanguard Target Retirement 2045 Fund	109,630	(43,291)
Vanguard Target Retirement 2055 Fund	2,912	(391)
Vanguard Target Retirement Income	5,751	10,348
Vanguard Total Bond Market Index Fund	5,039	20,818
Vanguard Wellington Fund	431,377	45,562
Vanguard Windsor II Fund	393,425	28,578
	$3,509,709	$(2,881,965)

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 -	Investments (concluded):

Fair value of investments in entities that use NAV:

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$7,730,442	N/A	Daily	N/A

December 31, 2011	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$7,573,097	N/A	Daily	N/A

Note 4 -	Related Party Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 -	Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 -	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 7 -	Tax Status:

The most recent determination letter received from the Internal Revenue Service, dated June 15, 2010, ruled that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

EIN #13-3589004

Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Part IV, Line 4i)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
OSG Company Stock Fund	Stock	$73,118
Goldman Sachs Mid Cap Value Fund	Mutual Fund	1,448,846
Perkins Small Cap Value Fund	Mutual Fund	1,662,113
Marisco Focus Investment Fund	Mutual Fund	1,347,520
MSIFT Midcap Growth Advisor	Mutual Fund	1,185,413
Oakmark Select Fund	Mutual Fund	620,607
PIMCO All Asset Fund	Mutual Fund	578,094
PIMCO Total Return Fund	Mutual Fund	6,256,578
Rainer Small/Mid Cap Value Fund	Mutual Fund	959,231
*Vanguard 500 Index Fund	Mutual Fund	6,116,907
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	1,664,802
*Vanguard Explorer Fund	Mutual Fund	1,038,111
*Vanguard International Growth Fund	Mutual Fund	2,573,071
*Vanguard International Value Fund	Mutual Fund	1,502,423
*Vanguard Mid-Cap Index Fund	Mutual Fund	1,613,315
*Vanguard PRIMECAP Fund	Mutual Fund	1,406,072
*Vanguard Prime Money Market Fund	Mutual Fund	4,892,749
*Vanguard Target Retirement 2015 Fund	Mutual Fund	870,656
*Vanguard Target Retirement 2025 Fund	Mutual Fund	2,647,933
*Vanguard Target Retirement 2035 Fund	Mutual Fund	2,641,507
*Vanguard Target Retirement 2045 Fund	Mutual Fund	1,069,626
*Vanguard Target Retirement 2055 Fund	Mutual Fund	47,950
*Vanguard Total Bond Market Index Fund	Mutual Fund	938,070
*Vanguard Target Retirement Income Fund	Mutual Fund	239,435
*Vanguard Wellington Fund	Mutual Fund	5,565,264
*Vanguard Windsor II Fund	Mutual Fund	3,220,760

*Vanguard Retirement Savings Trust	Collective Inv. Fund	**7,730,442
Total Investments at Fair Value		59,910,613
*Notes receivable from participants (maturity dates ranging from 2013 through 2017, with interest rates of 7%)	Loan	594,536
Totals		$60,505,149

* Party-in-interest.

** Represents the contract value of the investment

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

15

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By	/s/ Ian T. Blackley
Ian T. Blackley
Member of Savings Plan Committee

Date: July 10, 2013

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